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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.
194

15047746

SECU[...] SSION
Washington, D.C. 20[...]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSWESTERN CAPITAL MARKETS, LLC\DBA De Konning Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 S. MADISON STREET, SUITE 210
(No. and Street)

DENVER (City) CO (State) 80209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENDRIK DE KONING 303-573-1212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARDING AND HITTESDORF, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. CHERRY STREET, SUITE 1050 (Address) DENVER (City) CO (State) 80246 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, KENDRIK DE KONING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANSWESTERN CAPITAL MARKETS, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

EDWIN GREEN DAVIS
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID: 20134056604
MY COMMISSION EXPIRES SEPTEMBER 10, 2017

Signature

President

Title

Notary Public

State of Colorado, County of Denver
The foregoing instrument was subscribed and sworn to before me on this 27 day of February 2015
By Kendrik Dekoning
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC
(SEC File No. 8-68124)

Report of Independent Registered Public Accounting Firm
On Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2014
and Review Report on Exemption Report

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

TABLE OF CONTENTS

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members
de Koning Capital Markets, LLC
dba TransWestern Capital Markets, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC (a limited liability company) as of December 31, 2014, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC's financial statements. The supplementary information contained in Schedules I and II is the responsibility of de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC's management. Our audit procedures included determining whether the supplementary information contained in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information contained in Schedules I and II. In forming our opinion on the supplementary information contained in Schedules I and II, we evaluated whether the supplementary information contained in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

H & H, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants
February 20, 2015

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	679,080
Commission receivable		19,324
Prepaid expenses		3,491
TOTAL ASSETS	$	701,895

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	2,437
Due to related entity		45,038
Total current liabilities		47,475
MEMBERS' EQUITY		654,420
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	701,895

See accompanying notes to financial statements.

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE:		
Commissions	$	255,977
IBS income		50,000
Dividend income		9,861
Net gain on mutual fund		4,559
		320,397
OPERATING EXPENSES:		
Overhead charges paid to related entity		152,052
Salaries		132,327
Consulting		25,000
Commission expense		17,193
Payroll taxes		9,540
Professional fees		4,731
Filing and registration fees		3,931
Miscellaneous operating expenses		3,896
Marketing		1,437
Insurance		519
		350,626
NET LOSS	$	(30,229)

See accompanying notes to financial statements.

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

Members' equity at January 1, 2014	$	857,454
Net loss		(30,229)
Member contributions		(172,805)
Members' equity at December 31, 2014	$	654,420

See accompanying notes to financial statements.

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(30,229)
Adjustments to reconcile net income to net cash provided by operations:		
Increase (decrease) in cash resulting from change in:		
Commission receivable		9,005
Prepaid expenses		(1,075)
Due to related party		23,658
Accounts payable and accrued expenses		(19,646)
NET CASH USED FOR OPERATING ACTIVITIES		(18,287)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member distributions		(172,805)
NET CASH USED FOR FINANCING ACTIVITIES		(172,805)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(191,092)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		870,172
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	679,080

See accompanying notes to financial statements.

A. Summary of Significant Accounting Policies

Organization

de Koning Capital Markets, LLC d/b/a TransWestern Capital Markets, LLC (the Company) is a Colorado limited liability company formed to provide institutional investors with securities execution and transactional advisory services. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority.

Cash and Cash Equivalents

The Company considers cash on hand and investments with original maturities of three months or less to be cash equivalents.

Commissions Receivable

Commissions receivable are stated at cost less an allowance for doubtful accounts. The commissions are receivable from the Company's clearing firm on a monthly basis, reflecting the prior month's commission production. Management has determined that no allowance for doubtful accounts is deemed necessary at December 31, 2014. The Company's policy is not to accrue interest on commissions' receivable. If ever applicable, accounts will be written off as uncollectible at the time management determines that collection is unlikely.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the members' in their individual returns.

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

A. Summary of Significant Accounting Policies (Continued)

Uncertain Tax Positions

The Company records a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation on December 31, 2014 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2011 through 2013 tax years remain subject to examination by the IRS. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Statement Classification of Interest and Penalties

Interest and penalties associated with the Company's tax positions are reflected as interest expense in the financial statements. There were no interest or penalties incurred during the year ended December 31, 2014.

B. Transactions with Related Entities

The Company shares office space with a related entity. The Company pays a proportionate share based on revenue of the personal property, utilities and office space to the related entity. The management of the Company feels that this amount represents a reasonably approximate valuation of the personal property, utilities and office space provided. For the year ended December 31, 2014, the Company paid this related entity $152,052. The Company owed this related entity $45,038 at December 31, 2014.

C. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2014, the Company's net capital was $640,628 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (ii) of the Rule.

D. Subsequent Events

Management has reviewed subsequent events through February 20, 2015, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBERS' EQUITY	$ 654,420
DEDUCTIONS:	
Haircuts on securities	(10,301)
Nonallowable assets	(3,491)
NET CAPITAL	$ 640,628
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 47,475
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0741:1

There is no material difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC stated that de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

H & H, P.C.

Harding and Hittesdorf, P.C.
Denver, CO
February 20, 2015

TransWestern Capital Markets, LLC

EXEMPTION REPORT

TransWestern Capital Markets, LLC's, Assertions

We confirm, to the best of knowledge and belief, that;

1. **TransWestern Capital Markets, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2014 to December 31, 2014.**

2. **TransWestern Capital Markets, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2014 to December 31, 2014 without exception.**

Kendrik de Koning